July 2, 2012

Pedro Perez Niklitschek
President
PN Med Group Inc.
San Isidro 250, depot 618
Santiago, Chile 8240400


Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
John Reynolds
Assistant Director


Re: PN Med Group Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed June 15, 2012
    File No. 333-181229

As per your comments dated June 25, 2012 please see the following responses:

Prospectus Cover Page

1. We note your response to comment 1 from our letter dated June 13, 2012, and we reissue, in part, the comment. Please disclose the duration of the offering on the cover page. See Item 501(b)(8)(iii) of Regulation S-K.

Response: We have revised the duration of this offering to two years from the initial effective date of this offering.

Use of Proceeds, page 9

2. We note your response to comment 4 in our letter dated June 13, 2012 and that you will allocate your proceeds pro rata to the uses described in each of the scenarios described in the Use of Proceeds table. As written, this disclosure is inconsistent with the remainder of your use of proceeds section because it appears that you have allocated a fixed amount to page for legal and professional fees as well as advertising expenses. Please revise to clarify, if true, that, regardless of the amount of funds which
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Pedro Perez Niklitschek
PN Med Group Inc.
July 2, 2012
Page 2


     are raised, you will initially seek to use the proceeds of the offering to cover your legal and professional fees of $10,000, and describe order in which you intend to allocate the remaining proceeds once your legal and professional fees have been paid. Please ensure that these revisions are consistent with your disclosure on page 10 that if you raise less than $25,000 you will allocate our proceeds pro rata to the uses described in the $25,000 scenario.

Response: We will allocate our proceeds pro rata to the uses described in each of the scenarios described in the Use of Proceeds table exactly as it is stated there and in our disclosures. Regardless of the amount of funds raised we will initially seek to use the proceeds of the offering to cover our legal and professional fees of $10,000 for all of our scenarios. Advertising column includes printing of product list brochures for our potential clients and it will cost us $500. This will be similar for all of our scenarios.

We have clarified further to state that if we are unable to raise at least $25,000 we will allocate our proceeds pro rata to the uses described in the $25,000 scenario. We will initially seek to use the proceeds of the offering to cover our legal and professional fees of $10,000 for all of our scenarios.

3. We note your response to comment 5 in our letter dated June 13, 2012. Certain statements in your use of proceeds section remain unclear. In particular, we note your statement under the $25,000 category that your car column will include car rental and purchase based on the sale of 25%, 50%, 75% and 100% of our securities offered by the Company. Please revise to state the amount of proceeds you intend to use to acquire a car if you raise $25,000 in the offering.

Response: We have removed the statement in question.

Plan of Operation, page 12

4. We reissue comment 9 from our letter dated June 13, 2012. Please revise your plan of operation to include Mr. Niklitschek's driving expenses. Your plan of operations should discuss all the expenses associated with the business plan to commence operations, not just those that would be provided for from the proceeds of the offering. Please revise the plan of operations accordingly.

Response: We have revised the plan of operations accordingly.

5. We note your response to comment 7 in our letter dated June 13, 2012 and that you require a minimum of $35,000 for the next twelve months as described in your plan of operations. Please revise this section to clarify whether you will still seek to implement your plan of operations even if you raise less than $35,000.

Response: We have revised to state that if we only sell 25% or less of our offered shares we will still seek to implement our plan of operations. If we require an additional investment to implement our plan of operations and can not raise it through our offering, Mr. Niklitschek informally agreed to advance us the funds for professional fees and operating expenses; however, he has not formally agreed to do so and therefore not legally obligated to provide such funding.
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Pedro Perez Niklitschek
PN Med Group Inc.
July 2, 2012
Page 3


Results of Operations, page 14

6. We note your response to comment 8 from our letter dated June 13, 2012, and we reissue the comment. Your disclosure on page 14 which states that Kangtai Medical Devices Co will act as your exclusive distributor of manufacturer's medical devices throughout the territory of Chile remains inconsistent with your disclosure elsewhere and your plan of operations. Please revise to describe your relationship with Kangtai consistently throughout your prospectus.

Response: We have revised our disclosure accordingly.

Certain Relationships and Related Transactions, page 22

7. We note your response to comment 11 from our letter dated June 13, 2012, and we reissue the comment. We continue to be unable to locate the revisions described in your response to the comment. Please provide the information required by Item 404(a) of Regulation S-K within this section. In your revisions, please be sure to also include a description of all related party transactions including your office and storage space which is provided free of charge by your director.

Response: We have now disclosed the relationship of the shareholder who provided the loan, storage and office space, the date and the dollar value. We have disclosed that the loan was provided free of charge by the shareholder because being a majority shareholder it is in his interest that the company succeeds in its business endeavors.

Sincerely,


/s/ Pedro Perez Niklitschek
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Pedro Perez Niklitschek
President
PN Med Group Inc.